
July 11, 2012

Via E-mail
Mr. Shepard Doniger
Chief Financial Officer
Rx Technologies Corp.
7076 Spyglass Avenue
Parkland, FL 33076

> **Re:** **Rx Technologies Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 333-156942**

Dear Mr. Doniger:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 17

1. We note that you have not provided management's assessment of the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K, and amend your filing to provide this required disclosure. We remind you that management's assessment of the effectiveness of your disclosure controls and procedures is a separate disclosure from, and must be provided in addition to, management's assessment of the effectiveness of your internal control over financial reporting. Please ensure that your amendment includes updated certifications filed as Exhibits 31 and 32 to your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief